07020907

RECEIVED

2007 FEB -8 A 11:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01.40.62.55.55
Fax : 01.40.62.54.65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

M. Elliot STAFFIN
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549
USA

BEST AVAILABLE COPY

By DHL

RE: **L'Air Liquide S.A. (SEC File No. 82-5224)**
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We are submitting herewith the following information to the U.S. Securities and Exchange Commission (the "Commission") on behalf of L'Air Liquide S.A. (the "Company"), in accordance with subparagraph (1)(iii) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 3 Press releases from 25 Jan to 1st Feb.
- 2 Euronext Paris Notices Jan 15 and 22.

Please acknowledge receipt of the enclosed materials by date stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33.1.40.62.52.63. Correspondence by fascmile may be directed to the undersigned at 33.1.40.62.54.65

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris, February 2st, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

PROCESSED

FEB 12 2007

THOMSON
FINANCIAL

AIR LIQUIDE

information

Paris, February 1st, 2007

Press Release

Air Liquide Electronics presents Awards to its top raw material suppliers for Electronic Specialty Gases

Electronic Specialty Gases (ESG) are used by semiconductor and flat panel manufacturers at various steps of their processes. These industries have extremely stringent requirements of **ultra-high purity, reliability and competitiveness**. A semiconductor facility typically consumes around **25 different molecules**, which are often deposited directly at the heart of the chips.

Air Liquide Electronics is a leading ESG player worldwide, and ESG represent **more than 25% of its sales**. Air Liquide is committed to this fast-growing business through investments in new Electronics Materials Centers in Asia, successful development of new solutions for bulk supply (*Jumbo* offer), the manufacture of delivery equipment for ultra pure fluids in Europe and Asia. Moreover, Air Liquide Electronics sources its molecules worldwide, and especially in Asia, through **a centralized organization based in Taipei, Taiwan**. This centralization enables Air Liquide to maximize its purchasing power, thus enabling it to achieve lowest cost of ownership, while extreme care is given to safety and reliability of supply. For each molecule, Air Liquide selects each year a minimum of three suppliers, and deploys a supplier management program, with regular quality and safety audits, as well as continuous gathering and analyzing a statistical process control data.

Air Liquide Electronics is pleased to honor **its best 2006 ESG raw materials suppliers**:

- ***Best Safety Supplier Award:* REC Group (Norway)**
- ***Leading ESG Supplier Award:* KANTO DENKA KOGYO Co. Ltd. (Japan)**
- ***Best Service Supplier Award:* SODIFF Advanced Materials Co. Ltd. (South Korea)**
- ***Best New Supplier Award:* Ulsan Chemical Co. Ltd. (South Korea).**

During the presentation of Supplier Awards in Seoul, on January 31st 2007, **Christophe Fontaine**, Vice-President Electronics of Air Liquide declared: ***"Building strong partnerships with competitive suppliers worldwide is key to our success in the electronics business. Together with our qualified raw materials suppliers, we continuously improve our offer and services to meet the highest Safety, Quality, Reliability and Environmental standards. This enables us to deliver the best to our customers."***

*With 2,500 employees, **Air Liquide Electronics** recorded sales of almost 900 million euros in 2006. Air Liquide supplies ultra-pure gases, specialty gases, new molecules, related equipment and customized services. To enhance its proximity to the booming semiconductor market in Asia, the Electronics division management is based in Tokyo.*

****

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled 10,949 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication

Dominique Maire ☎ + 33 (0)1 40 62 53 56

Corinne Estrade-Bordry ☎ + 33 (0)1 40 62 51 31

www.airliquide.com



AIR LIQUIDE

information



Paris, January 23, 2007

Press Release

Opening of a new R&D and Technology Center in the US

Innovation is a key **growth driver** for Air Liquide. In 2006, the Group spent over **€170 million on innovation**, and every year it files almost **one patent per day.** Approximately **one-third of Air Liquide revenues** come from **technologies developed during the last ten years**. The main lines of Research are food safety, healthcare, environmental protection and clean energy.

Air Liquide has opened a new R&D and Technology Center in the US. The new centre is located on a 22-hectare site in **Newark**, Delaware, approximately 50 kilometres south of Philadelphia. As part of the worldwide Group's R&D network, its teams will build on the multicultural skills and top university and scientific talent present in the US.

Bringing people together in a single site will leverage the synergies among the company's different R&D teams in the US, uniting scientists from the Chicago Research Center, MEDAL in Newport, Delaware – a subsidiary that develops membranes that separate and purify gas, Air Liquide Advanced Technologies US (ALATUS), and SEPPIC, a subsidiary involved in specialty chemicals. The Center is designed to give **fresh momentum** to the Group's R&D and technology operations for the 72 countries where Air Liquide is present. Based in the US, it will benefit from this dynamic market and will soon employ **150 people from over 14 different nationalities. Air Liquide has invested $35 million in this Center.**

François Darchis, member of the Air Liquide Executive Committee, stated, "***This new Center will enable us to accelerate innovation, discover new technologies, and expand into new markets by making use of our employees' wide range of talent, as well as our solid partnerships with customers and research institutes. Whether we are refining technologies to enhance our products, or developing breakthrough innovations in promising areas such as hydrogen energy or medical gases, Air Liquide plans to maintain its leadership position in R&D to drive its growth.***"

*Teams from Air Liquide **R&D** and **Advanced Technologies** divisions gather almost **1,400 people of 25 different nationalities**, spread across **18 centers** in Europe, North America, and Japan.*

*The Group's **R&D** division is an international network, which develops high levels of expertise, and generates half of the patents that Air Liquide files every year. It supports and builds on over 100 industrial partnerships and over 100 affiliations with universities and research institutes. The **Advanced Technologies** division furthers the company's skills and know-how in high-tech applications such as space systems, extremely low-temperature cryogenics, aerospace, gas engineering and hydrogen energy.*

****

*Present in 72 countries, **Air Liquide** is the **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2005 totaled 10,435 million euros, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Corporate Communication
Dominique Maire ***+ 33 (0)1 40 62 53 56***
Corinne Estrade-Bordry ***+ 33 (0)1 40 62 51 31***
www.airliquide.com


AIR LIQUIDE

Paris, 25 January 2007

Press Release

2006 Consolidated Revenues
Another year of sustained growth

Key figures

Revenues *(million €)*	2006	2006/2005 comparable*	4th quarter 2006	Q4 06/05 comparable*
Gas and Services	9,628	*+6.1%*	2,440	*+5.2%*
Group	10,949	*+5.7%*	2,800	*+4.4%*

** on a comparable basis: excluding currency, natural gas and significant perimeter effects (see appendix 1)*

- Gas and Services recorded sustained growth throughout the year
- This trend continued in the fourth quarter despite a slight slowdown in Large Industries

2006 Highlights

- **Industrial Customers**: strong progress in the Americas and Asia, with a continuing recovery in Japan; progressive improvement in Europe
- **Large Industries**: growing customer markets (steel, chemicals, refineries) and continued development in hydrogen
- **Healthcare**: homecare and hygiene performing strongly in an expanding market
- **Electronics**: good level of activity, led by carrier gases
- Acceleration of **signatures** of new contracts

Commenting on these figures, **Benoît Potier, Chairman and CEO of Air Liquide,** stated:

"2006 was another year of solid growth for Air Liquide, very well balanced across all our activities and geographies.

Our revenues in Asia were very strong with a continuing recovery in Japan, where we will strengthen our positions in 2007 by taking full ownership of Japan Air Gases. Growth was also sustained in the Americas, and increased progressively during the year in Europe. Our activities in hydrogen, homecare and new contract signatures in China, in particular, contributed to this dynamism.

On this basis, we confirm our target for the year of growth in comparable net earnings, close to that achieved in 2005.

For 2007 and the years to come, our position in higher growth markets, the start-up of new capacities and our commercial successes driving higher levels of investment give us confidence in the future. These factors allow us to anticipate an acceleration of our development."

1- GAS AND SERVICES

In the fourth quarter of 2006, revenues of Gas and Services were **2,440 million euros**, an increase of **+5.2%** versus the fourth quarter 2005 on a comparable basis*. Growth continued in Industrial Customers, Electronics and Healthcare although weaker in Large Industries.

In 2006, Gas and Services revenues rose to **9,628 million euros**, an increase of **+6.1%** on a comparable basis*.

Revenues *(million €)*	4th quarter 2006	Change Q4 06/05 *(as reported)*	Change Q4 06/05 *(comparable)*	2006	Change 12m 06/05 *(as reported)*	Change 12m 06/05 *(comparable*)*
Europe	1,350	*+5.9%*	*+5.3%*	5,171	*+7.2%*	*+5.6%*
Americas	616	*-15.7%*	*+1.2%*	2,568	*+0.8%*	*+4.8%*
Asia - Pacific	432	*+4.8%*	*+11.3%*	1,715	*+6.3%*	*+9.1%*
Africa and Middle East	42	*+0.2%*	*+11.7%*	174	*+6.5%*	*+10.5%*
Gas and Services	**2,440**	***-0.8%***	***+5.2%***	**9,628**	***+5.3%***	***+6.1%***
Industrial Customers	1,109	*+4.1%*	*+7.4%*	4,364	*+5.1%*	*+5.5%*
Large Industries	733	*-9.6%*	*+2.1%*	2,922	*+6.5%*	*+6.7%*
Electronics	211	*-0.1%*	*+5.7%*	864	*+1.0%*	*+6.9%*
Healthcare	387	*+4.3%*	*+5.5%*	1,478	*+6.0%*	*+5.9%*

** on a comparable basis: excluding currency, natural gas and the impact of the deconsolidation of liquid chemicals in the US since 2nd quarter 2005*

Except where indicated, the comments below are all made with regard to changes on a comparable basis.

- **Europe**

Fourth quarter:

Revenues for the fourth quarter 2006 were **1,350 million euros**, an increase of **+5.3%**. Growth is within the annual trends for Industrial Customers, Healthcare and Electronics but was more modest for Large Industries.

Revenues for **Industrial Customers** registered higher growth, within the context of a manufacturing recovery in Europe. This increase was driven by liquid gas volumes and from small on-sites in most countries. Cylinder activity recorded a slight improvement. Central and Eastern Europe remain strong. In Germany, the increase in revenue was partially linked to the consolidation of 12 months of revenue of a distributor in the fourth quarter.

Large Industries revenues maintained a high level with modest growth compared to the strong fourth quarter in 2005. Of note, the start-up of our medium-sized hydrogen unit in Lavera (France) at the beginning of the quarter.

Healthcare registered strong growth in line with the annual trend. Homecare and hygiene continued to perform well, particularly in France and Germany. Hospital sales improved to a lesser extent, due to pricing pressure in Southern Europe.

Electronics continued to record double digit growth in the fourth quarter and for the year and captured the significant activity of the European Fabs with the ramp-up of new carrier gas units. Sales of equipment and installations were very significant.

<u>**Full Year:**</u>

Revenues were **5,171 million euros**, an increase of **+5.6%**, with strong progress in all activities.

Industrial Customer growth in Europe was +2.3%, driven mainly by the growth in Southern and Eastern Europe. Large Industries continues to progress at the same pace as in 2005, at +8.2%. Our customers' markets have been buoyant. Hydrogen volumes have progressed strongly with the ramp up of units in Antwerp (Belgium) and in Spain. Healthcare revenues progressed by +6.9%, lifted by homecare and hygiene.

- **Americas**

<u>**Fourth Quarter:**</u>

Revenues for the Americas were **616 million euros**, an increase of **+1.2%** in comparison to a strong fourth quarter in 2005.

Industrial Customers have continued to progress strongly but at a slightly slower rate than previous quarters. In the United States, the environment remains favorable. In Canada, growth came notably from the heavy fuels extraction activity and the mining sector. Of note, volumes continue to rise in South America.

Large Industries declined slightly, when compared to a very strong fourth quarter in 2005, due to the hurricanes. The slowdown of utilization rates of our chemical (turn-arounds) and steel clients (inventory adjustments) has had an impact on our oxygen sales, after a peak in activity during the previous quarters. The ramp-up of our hydrogen unit in Bayport continues but its contribution was dented by the turn-around of our client at El Segundo. South America continues to progress.

Excluding equipment sales, **Electronics** continues to develop well due to the ramp-up of our carrier gas units and new service contracts.

<u>**Full Year:**</u>

Revenues came in at **2,568 million euros**, a rise of **+4.8%** driven mainly by Industrial Customers.

Industrial Customers revenue progressed by +9.2%. It benefited from the development of manufacturing and mining industries, a favorable pricing environment in North America and sustained growth in South America. Large Industries progressed by +2.2% benefiting from the start up of our hydrogen unit in Bayport in the second quarter, from strong client markets in the first three quarters. These were partially offset by the disposal in the first quarter of a cogeneration unit. Total revenue in Electronics dropped slightly by -1.5%, due to weaker equipment sales. However, with the exception of equipment sales, the activity remains strong, driven by carrier gases.

- **Asia-Pacific**

<u>**Fourth Quarter:**</u>

Revenues for Asia-Pacific were at **432 million euros**, a rise of **+11.3%**. All geographies and all activities contributed to this excellent performance.

Industrial Customers continue to record double digit growth. In Japan the automotive, glass and plastic markets continue to lift volume growth within firmer pricing. Elsewhere in Asia, activity levels are principally due to the significant rise in liquid volumes, notably in China.

Electronics recorded sustained revenue growth, excluding equipment and installation. Carrier gases contribute strongly to this increase, partly due to the ramp up of numerous new units, mostly in Japan, and the launch of a unit in Taiwan. In specialty gases, revenue increase was strong with rises in volumes largely offsetting pricing pressures. Of note in December, was the consolidation of TNA, our joint venture with Toshiba in analysis services.

Large Industries continues to record double digit growth, due to the start-up of a major unit in China and the ramp-up of other units (notably Rizhao Steel).

Full Year:

Revenues of **1,715 million euros** increased by **+9.1%**, and have accelerated when compared to 2005. This improved performance was due to a strong presence in the developed economies such as Japan, which is growing at a rate +6.7%, combined with sustained growth of +15.8%, due notably to China, South Korea, and South East Asia. All activities have contributed to growth. Of note is the announcement of the purchase of the minority share in Japan Air Gases.

- **Africa and the Middle East**

Africa and the Middle East continued to record double digit growth in the fourth quarter and the full year, led by good levels of activity by **Industrial Customers** in South Africa and by the strong progress in Large Industries, notably in Egypt and Oman.

2 – RELATED ACTIVITIES

Revenues *(millions €)*	4th quarter 2006	Change Q4 06/05 *(comparable**)*	2006	Change 12m 06/05 *(comparable**)*
Welding	158	***+15.4%***	563	***+9.8%***
Engineering and Construction	118	***-18.3%***	380	***-8.4%***
Other activities	84	***+2.7%***	378	***+6.4%***
Related activities	**360**	***-1.0%***	**1,321**	***+2.9%***

*** on a comparable basis: excluding currencies*

Welding achieved **+15.4%** growth in the fourth quarter, an acceleration in growth versus previous quarters. In 2006 revenue grew by **+9.8%**, led by automatic welding machines, consumables and services. Revenues in Central and Eastern Europe and in exports developed strongly, especially in the energy and infrastructure markets.

Engineering and Construction activities continue to operate at full capacity, focused on the Group's internal projects and investment priorities.

Financial Calendar 2007

2006 Full Year Results	Tuesday 27 February 2007
Q1 2007 revenues	Wednesday 25 April 2007
Annual Shareholders' Meeting	Wednesday 9 May 2007
Revenues and Half Year Results	Friday 3 August 2007
Q3 2007 revenues	Thursday 25 Octobre 2007

*Present in 72 countries, **Air Liquide** is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies**. These solutions, which are consistent with Air Liquide's commitment to **sustainable development**, help to protect life and enable our customers to manufacture many indispensable everyday products. Founded in 1902, Air Liquide has more than 36,000 employees. The Group has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Revenues in 2006 totaled 10,949 million euros, with revenues outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

****

For further information, please contact:

Investor Relations
Robert Shaw ☎ *+ 33 (0)1 40 62 55 19*
Aude Rodriguez ☎ *+ 33 (0)1 40 62 55 19*

Corporate Communication
Dominique Maire ☎ *+ 33 (0)1 40 62 53 56*
Corinne Estrade ☎ *+ 33 (0)1 40 62 51 31*

www.airliquide.com

APPENDIX (1)

In addition to the comparison of published figures, financial information is given excluding currency, the impact of fluctuations in natural gas price and, for the year , the deconsolidation of liquid chemicals for Electronics in the US undertaken in the second quarter of 2005.

Since industrial and medical gases are very rarely exported, the impact of currency fluctuations on revenues and results are limited to the accounting consolidation in euros of the financial statements of our foreign subsidiaries. Fluctuations in natural gas prices are passed on to our customers through indexed pricing clauses.

Consolidated revenues take the following into account:

	Revenues (million €)	Change *(as reported))*	Currency	Natural gas	Perimeter	Change on an comparable basis*
Group						
4th quarter 2006	**2,800**	***- 0.9%***	- 76	- 75	0	***+ 4.4%***
At 31 December 2006	**10,949**	***+ 4.9%***	- 35	- 14	- 27	***+ 5.7%***
Gas and Services						
4th quarter 2006	**2,440**	***- 0.8%***	- 72	- 75	0	***+ 5.2%***
At 31 December 2006	**9,628**	***+ 5.3%***	- 31	- 14	-27	***+ 6.1%***

** on a comparable basis: excluding currency, natural gas and solely for the first quarter the impact of the deconsolidation of liquid chemicals in the US since 2nd quarter 2005*

- In the fourth quarter 2006, the currency effect linked to the conversion of financial statements of our subsidiaries in euros represents -76 million euros, an impact of -2.7% on revenue growth for the Group. This stems mainly from appreciation of the euro, particularly against the yen and the US dollar.
  On a full year basis, the currency impact was negative at -35 million euros, an impact of -0.4% on Group revenues.
- The price of natural gas fell sharply in the US and Canada in the fourth quarter of 2006 in comparison to the fourth quarter in 2005. In total, the variation in natural gas prices in the fourth quarter of 2006 represents an impact of -75 million euros, an impact of -2.6% on group revenues.
  For the year, the impact of natural gas remained negative at -14 million euros, an impact of -0.1% on Group revenues.
- There is no perimeter effect in the fourth quarter of 2006. On a full year basis, the effect (linked with the fact that the Group has, since the second quarter 2005, no longer consolidated chemical activities for Electronics in the US) amounted to -27 million euros, an impact of -0.3% on Group revenues.

APPENDIX (2)

Revenue by business

Million €

	2005		2006	
	4th quarter	Total 2005	4th quarter	Total 2006
GAS & SERVICES	2,459.3	9,147.7	2,440.2	9,628.0
Industrial Customers	*1,065.6*	*4,153.6*	*1,109.1*	*4,364.2*
Large Industries	*811.4*	*2,743.5*	*733.0*	*2,921.7*
Electronics	*211.1*	*855.2*	*211.0*	*863.6*
Healthcare	*371.2*	*1,395.4*	*387.1*	*1,478.5*
GROUP AL WELDING	137.3	512.3	158.6	562.7
OTHER ACTIVITIES	83.1	356.1	83.8	378.0
Chemicals	*51.6*	*211.6*	*50.8*	*226.2*
Sundry	*30.5*	*140.0*	*32.3*	*149.2*
Holding	*1.0*	*4.5*	*0.7*	*2.6*
ENGINEERING / CONSTRUCTION	147.4	418.7	117.7	380.0
TOTAL	2,827.1	10,434.8	2,800.3	10,948.7

Revenue by regions

2006: at 31 December	France	Europe Excl. France	Total Europe	Americas	Asia Pacific	Africa & Middle East	TOTAL
GAS & SERVICES	1,800.6	3,370.6	5,171.2	2,568.3	1,715.0	173.5	9,628.0
GROUP AL WELDING	183.2	379.5	562.7				562.7
OTHER ACTIVITIES	261.7	40.8	302.5	69.7	5.8		378.0
Sub/total excluding Eng/Construction	2,245.5	3,790.9	6,036.4	2,638.0	1,720.8	173.5	10,568.7
ENGINEERING/ CONSTRUCTION	84.7	88.0	172.7	55.2	131.7	20.4	380.0
TOTAL	2,330.2	3,878.9	6,209.1	2,693.2	1,852.5	193.9	10,948.7

2005: at 31 December	France	Europe Excl. France	Total Europe	Americas	Asia Pacific	Africa & Middle East	TOTAL
GAS & SERVICES	1,696.1	3,128.0	4,824.1	2,547.4	1,613.4	162.8	9,147.7
GROUP AL WELDING	171.2	341.1	512.3				512.3
OTHER ACTIVITES	249.5	42.4	291.9	57.5	6.7		356.1
Sub/total excluding Eng/Construc.	2,116.8	3,511.5	5,628.3	2,604.9	1,620.1	162.8	10,016.1
ENGINEERING/ CONSTRUCTION	146.6	49.0	195.6	67.9	131.4	23.8	418.7
TOTAL	2,263.4	3,560.5	5,823.9	2,672.8	1,751.5	186.6	10,434.8

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	22/01/2007
N° Avis	PAR_20070122_6086_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 12303 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 24/01/2007.

Ancien nombre de titres en circulation:	121188958
Nombre de titres à admettre:	12303
Nouveau nombre de titres en circulation:	121201261
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	22/01/2007
Notice	PAR_20070122_6086_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

12303 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 24/01/2007:

Old number of outstanding shares:	121188958
Number of shares to be listed:	12303
New number of outstanding shares:	121201261
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

18653 new shares issued by L'AIR LIQUIDE, immediatly assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 17/01/2007:

Old number of outstanding shares:	121170305
Number of shares to be listed:	18653
New number of outstanding shares:	121188958
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	15/01/2007
N° Avis	PAR_20070115_6004_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 18653 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions anciennes, seront admises sur Eurolist by Euronext à partir du 17/01/2007.

Ancien nombre de titres en circulation:	121170305
Nombre de titres à admettre:	18653
Nouveau nombre de titres en circulation:	121188958
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	15/01/2007
Notice	PAR_20070115_6004_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

FILE NO. 82-5224

END